

Mail Stop 7010

June 1, 2006

Via U.S. mail and facsimile

Mr. Rodney Hershberger
President and Chief Executive Officer
PGT, Inc.
1070 Technology Drive
North Venice, FL 34275

> **Re: PGT, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 26, 2006**
> **File No. 333-132365**

Dear Mr. Hershberger:

    We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's discussion and analysis of financial condition and results of operations, page 29

Recapitalization transactions, page 31

1. We note on February 14, 2006, you entered into an amended and restated senior secured credit facility and a second lien senior secured credit facility. In connection with this transaction, you wrote off approximately $4.6 million of unamortized deferred financing costs related to the prior credit facility. Please tell us how you determined that your amended and restated senior secured credit facility is substantially different from your previous line of credit, resulting in the extinguishment of your previous line of credit. Refer to EITF 96-19 for guidance.

Critical Accounting Policies and Estimates, page 32

2. We note your revised disclosure on page 34 of the amended Form S-1 in response to comment 16 in our letter dated May 15, 2006. In the revised disclosure, you reference the American Institute of Certified Public Accountant's practice aid as the guidance that supports your methodology for fair valuing your shares of common stock underlying the stock options. Chapter 12 of this practice aid also discusses the disclosures that should be included in an IPO registration statement for equity instruments granted within 12 months of the most recent balance sheet date. The disclosures the practice aid recommends correspond to the disclosures we requested you to include in your Form S-1 in our previous comment. As such, please revise your disclosure either within MD&A or your audited footnotes to provide the following disclosure for the fair value of your stock options we previously requested and provide us with the additional information we are requesting:

- Descriptions of how you estimated the fair value of your common stock at July 5, 2005 and November 30, 2005, the dates that you granted stock options during the past fiscal year. Such descriptions should address:

  o The significant factors and assumptions underlying your market multiple and comparable transaction methodologies to estimate the fair value of your common stock as of July 5, 2005. Please supplementally tell us the companies used to arrive at the appropriate market multiple and what the comparable transactions were.

  o How you determined a lack of marketability discount of 20% as of July 5, 2005 is reasonable.

  o The significant factors and assumptions underlying your market multiple, comparable transaction, and discounted cash flow methodologies to estimate the fair value of your common stock as of November 30, 2005. Please supplementally tell us the companies used to arrive at the appropriate market multiple and what the comparable transactions were.

  o How you determined a lack of marketability discount of 10% as of November 30, 2005 is reasonable.

  o A reconciliation of and/or description of the differences in the fair value of your common stock as of July 5, 2005 versus November 30, 2005.

- o A discussion of any other discounts used to estimate the fair value of your common stock as of July 5, 2005 and as of November 30, 2005.

- Once you have determined your estimated IPO price, expand your discussion to address each significant factor contributing to the difference between the fair value of your common stock and the estimated IPO price.

Results of Operations, page 34

3. We note your response to comment 17 in our letter dated May 15, 2006. It remains unclear to us why you are unable to quantify the extent to which net sales were impacted by increases or decreases in pricing, volume and the introduction of new products in accordance with the disclosure requirements of Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-K. We acknowledge that the units within your product lines can be quite different, making it difficult for you to quantify changes in volume. We also acknowledge that your products have several different custom features that greatly change the nature of the price and mix of products. However, while we acknowledge these disparities in the products you offer, we also note your response to comment 28 in which you conclude that all products within the WinGuard product line are similar products and all products other than WinGuard products are similar products. We therefore assume that your products are sufficiently similar to include quantification of the extent to which increases or decreases in pricing, volume and the introduction of new products impact net sales for each period presented. If you continue to believe that you are unable to provide the required information, please (i) revise your disclosure clarify why you have been unable to provide the required information and (ii) provide us additional information for us to understand how you reached the conclusion that you only are required to disclose two lines of products in accordance with paragraph 37 of SFAS 131.

4. We note your revised disclosure in response to comment 19 in our letter dated May 15, 2006. However, it is unclear how the revision adequately addresses our comment. As such, please revise your discussion for fiscal year 2005 and the first quarter of fiscal year 2006 to adequately address the following:

- For the 2004 comparison with 2003, you discuss the major impact four major hurricanes had on your operating results during 2004. However, you provide no such discussion when comparing 2005 with 2004. As such, it is unknown whether you have fully recovered from the impacts of the hurricanes in 2004 or whether you were impacted by the major hurricanes that occurred in 2005.

- Your 2005 gross profit margins remain lower than your 2003 gross profit margins.

  Refer to Item 303(A)(3)(ii) of Regulation S-K for guidance. Otherwise, please tell us how your current disclosure adequately addresses our comment.

Certain Relationships and Related Party Transactions, page 72

5. We note your disclosure that your related party transactions with Builders FirstSource, Inc. are "in arm's length transactions." Please remove this phrase, as it does not comply with paragraph 3 of SFAS 57. Otherwise, please tell us why you believe such statement should be included as a disclosure.

PGT, Inc. and Subsidiary Consolidated Financial Statements for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations, page F-3

6. We note from your disclosure on page 28, footnote 2, that you are including the management fees paid to JLL partners below income (loss) from operations. From your disclosure on page 72, the management fees are for management, consulting, financial planning and other services. As such, it appears that these fees should be classified within income (loss) from operations, as the fees do not appear to meet the definition of non-operating expenses. Refer to Rule 5-03 of Regulation S-X for guidance.

2. Summary of Significant Accounting Policies, page F-8

Stock compensation, page F-15

7. We are currently in process of reviewing your response to comment 30 in our letter dated May 15, 2006. We may have additional comments.

12. Income Taxes, page F-24

8. We note your revised disclosure in response to comment 32 in our letter dated May 15, 2006. Since the predecessor's net operating loss (NOL) was recognized and utilized during the 11-month period ended January 1, 2005, it may be more appropriate to delete your reference to this NOL.

20. Pro Forma Disclosure (Unaudited), page F-29

9. We note that you will include pro forma net income per common share for fiscal year 2005 to reflect the number of shares that would have to be issued to replace the $83.5 million distribution paid to your shareholders on February 17, 2006 in accordance with SAB Topic 1:B.3. As requested in comment 39 in our letter dated April 6, 2006, please also reflect the $20 million cash dividend paid during the third quarter of fiscal year 2005 in your pro forma net income per common share. We also note that you will use the proceeds to repay a portion of your outstanding debt. Please include the number of shares whose proceeds will be sufficient to repay the debt in your determination of the number of pro forma shares outstanding.

10. As requested in comment 100 in our letter dated April 6, 2006, please provide a discussion of the pro forma effects of the second amended and restated $235 million senior secured credit facility and a $115 million second lien term loan you entered into on February 14, 2006 on your pro forma condensed consolidated statement of operations and earnings per share. Please note that if actual interest rates can vary from those depicted, please also disclose the effect on income of a 1/8 percent variance in interest rates. Refer to Rules 11-01(a)(8) and 11-02(b)(1) of Regulation S-X for guidance.

PGT, Inc. and Subsidiary Consolidated Financial Statements for the Fiscal Quarter Ended April 1, 2006

2. Summary of Significant Accounting Policies, page F-34
Stock compensation, page F-35

11. We note your disclosure, "Under APB 25, compensation cost was recorded only to the extent that the exercise price exceeded the fair value of our Company's stock on the date of grant." This statement does not appear to be in accordance with APB 25. Please revise.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Robert B. Pincus, Esq.
       Ms. Allison Land Amorison, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       One Rodney Square, P.O. Box 636
       Wilmington, DE 19899-0636

       Mr. Daniel J. Zubkoff, Esq.
       Mr. Noah B. Newitz, Esq.
       Cahill Gordon & Reindel LLP
       80 Pine Street
       New York, NY 10005